[Repros Therapeutics Letterhead]

December 21, 2009

VIA FACSIMILE, FEDERAL EXPRESS AND EDGAR

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549

Re:	Repros Therapeutics Inc. (the “Company”)
Registration Statement on Form S-3
Filed December 4, 2009
File No. 333-163510

Dear Mr. Riedler:

In response to your letter dated December 17, 2009, we have prepared the following response to your comments based on your consideration of our Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on December 4, 2009, File No. 333-163510.

For your convenience, we have reprinted staff’s comments below prior to the corresponding responses of the Company.

Comments and Responses:

Where You Can Find More Information, page 11.

1.           Please incorporate by reference your Quarterly Report on Form 10-Q/A filed on August 18, 2009 to your registration statement.

We have considered the staff's comment and will amend our registration statement to incorporate by reference our Quarterly Report on Form 10-Q/A filed on August 18, 2009.

Mr. Jeffrey P. Riedler
December 21, 2009

Power of Attorney, pages II-6 and II-7.

2.           Please include your Chief Financial Officer as a signatory to your registration statement.  We refer to you to Form S-3.

We recently appointed Katherine A. Anderson as our Chief Accounting Officer.  In this role, she currently serves as our principal financial officer and principal accounting officer.  Accordingly, we will amend our registration statement so that Ms. Anderson signs in her capacity as “Principal Financial Officer” as well as Chief Accounting Officer.

* * * * * * * *

As requested in your December 17, 2009 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Should you have any additional questions, please contact me by phone at (281) 719-3400, fax at (281) 719-3446 or e-mail at podolski@reprosrx.com.  We will be pleased to provide any additional information that may be necessary.

Sincerely yours,

REPROS THERAPEUTICS INC.

/s/ Joseph S. Podolski
Joseph S. Podolski
President and Chief Executive Officer